UNIGENE LABORATORIES INC.
                                               110 Little Falls Road
                                               Fairfield, New Jersey 07004 USA
                                               Telephone:  (973) 882-0860
                                               Telefax:    (973) 227-6088


                                                              May 1, 2001




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Unigene Laboratories, Inc.
      Registration Statement on Form S-1 (and Amendments Nos. 1 and 2 thereto) File No. 333-54048

Ladies and Gentlemen:

     In accordance with Rule 477 under the Securities Act of 1933, as amended, Unigene Laboratories, Inc. hereby makes application to withdraw the above-referenced Registration Statement and each of the amendments thereto. The Registration Statement is being withdrawn in response to the request of the SEC staff, as set forth in a letter from Jeffrey Riedler, Assistant Director, to Warren P. Levy, President, Unigene Laboratories, Inc., dated April 18, 2001. No securities were sold in connection with the offering to which the Registration Statement related.



                                                Very truly yours,

                                                /s/ Warren P. Levy

                                                Warren P. Levy
                                                President